Exhibit 99 (b)(1)

CAPITAL MARKETS
EQUITY RESEARCH
INVESTMENT BANKING
CORRESPONDENT SERVICES
STRATEGIC ALLIANCES

July 6, 2005

Mr. Larry G. Dillon

C&F Financial Corporation

Eighth and Main Streets

West Point, VA 23181

Dear Mr. Dillon:

On behalf of First Tennessee Bank (“FTB”) and FTN Financial Capital Markets, a division of FTB (“FTN”), it is our pleasure to confirm our commitment to arrange for the purchase of trust preferred securities (“Trust Preferred Securities”) to be issued by a to-be-created business trust subsidiary of your financial institution in the aggregate amount of up to $10,000,000 (the “Transaction”), such Transaction to take place no later than September 15, 2005. The Trust Preferred Securities will, at our option, be purchased in private placements by FTB, third-party purchaser(s) to be identified by FTN, or to both FTB and such third-party purchasers.

The Trust Preferred Securities will have the general characteristics and features that are typical for trust preferred securities that are issued by financial institutions. You presently anticipate your institution will issue              floating rate (uncapped) at 3 month LIBOR plus 1.57% /          5yr fixed/floating rate securities at the five year swap rate plus 1.57%. The Trust Preferred Securities will be placed by FTN, and Keefe, Bruyette and Woods, Inc. (the “Placement Agents”) and an aggregate placement fee of 0.00% will be paid by your institution to the Placement Agents for their services in facilitating the Transaction. No other fees or charges will be assessed by the Placement Agents. FTN will be responsible for paying all trustee fees. FTN will also reimburse your institution for up to $10,000 of legal expenses.

The Placement Agents will provide at no extra cost all of the documentation necessary to carry out the Transaction, including a form of proposed resolutions to be passed by your board of directors, documents to establish your institution’s business trust subsidiary and to issue the Trust Preferred Securities, and the certificates, receipts and other documentation necessary to close the Transaction. Upon your signing and returning a copy of this letter to FTB, copies of the requisite documentation will be promptly delivered to you.

This commitment is subject to the following terms and conditions:

1. Satisfactory completion of FTB’s Due Diligence review of your institution.

2. Your institution will have taken all necessary and appropriate action to establish a business trust subsidiary and such business trust subsidiary will be formed prior to entering into a definitive placement agreement.

FTN FINANCIAL GROUP

845 Crossover Lane, Suite 150

Memphis, Tennessee 38117

901.435.8080 / 800.456.5460

www.ftnfinancial.com

Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results. Changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Midwest Securities Corp (MWRE) are wholly owned subsidiaries of FTB. FFSC and MWRE are members of the NASD and SIPC (http://www.sipc.org/). Equity research is provided by MWRE. FTN Financial Group, through FTB or its affiliates, offers investment products and services.

3. Your institution will have entered into a definitive placement agreement with the Placement Agents, a subscription agreement with the purchaser(s), an indenture, an amended and restated declaration of trust, a guarantee and such other agreements, instruments and documentation as the Placement Agents reasonably deem necessary or advisable for purposes of carrying out the Transaction. All such documents will be executed in a timely manner by the appropriate officers of your institution and its business trust and will be in form and substance satisfactory to FTB, the Placement Agents, and your institution.

4. Your institution will have delivered a legal opinion from your outside counsel opining to the customary matters set forth in the placement agreement.

5. Your institution shall have received from Lewis, Rice & Fingersh, L.C., a tax opinion reasonably satisfactory to your institution.

6. There will not have occurred any material adverse change in the condition (financial or otherwise) of your institution or any of its subsidiaries from that reflected in the information provided us during our due diligence. You understand and agree that FTB and the Placement Agents will rely upon the accuracy and completeness of all information received from you and your officers, directors, employees and representatives, including your legal counsel and independent accountants.

7. There will not have been issued any Supervisory Action by a bank regulatory authority against your institution or any of its subsidiaries or officers or directors, and no such Supervisory Action will be pending or otherwise threatened. “Supervisory Action” means and includes the issuance by any bank regulatory authority of a letter agreement or memorandum of understanding, cease and desist order, injunction, directive, restraining order, notice of charges, or civil money penalties (regardless of whether consented or agreed to by the party to whom it is addressed), against your institution or any of its subsidiaries or the directors or officers of any of them, whether temporary or permanent.

You understand and agree that if anything occurs after you provide information to FTB or the Placement Agents which renders any such information untrue, misleading or otherwise inaccurate, you will promptly notify each of FTB and the Placement Agents. Except as may be required by law or any regulatory authority, no advice rendered by the Placement Agents or FTB (or any of their agents, consultants or affiliates) to you and/or your officers, trustees, employees, agents or directors in connection with the Transaction will be quoted, nor will any such advice be referred to, in any press release, public statement or other public communication by you or any director, officer, employee, trustee, agents or representative of you, without the prior consent of the affected party.

Please feel free to contact David Work at 901-435-7970 or Doug Duncan at 901-435-8026 regarding any questions you may have. We appreciate this opportunity and look forward to working with you.

To accept this commitment, please sign where indicated below and return one original of this letter to my attention by July 8, 2005. Your acceptance of this commitment as aforesaid constitutes your agreement to sell the Trust Preferred Securities to the prospective purchasers identified in the first paragraph of this letter upon the terms and conditions described above.

Sincerely,

/s/ David S. Work	/s/ Doug Duncan
David S. Work Executive Vice President Correspondent Services First Tennessee Bank	Doug Duncan Director FTN Financial Capital Markets

Accepted and agreed to this 6th day of July, 2005

By:	/s/ Thomas F. Cherry
Name:	Thomas F. Cherry
Title:	Executive Vice President and Chief Financial Officer